Exhibit 12.1

ONEBEACON INSURANCE GROUP, LTD.
Computation of Ratio of Earnings (Loss) to Fixed Charges
(in millions except ratios)

	Year Ended December 31,
	2008	2009	2010	2011	2012
Consolidated pre-tax income (loss) from continuing operations	$(533.2)	$491.9	$175.4	$119.7	$105.9
Interest expense on debt	44.9	39.7	29.6	20.5	16.9
Interest portion of rental expense	7.4	7.3	7.5	4.9	3.6
Earnings (loss)	$(480.9)	$538.9	$212.5	$145.1	$126.4

Interest expense on debt	44.9	39.7	29.6	20.5	16.9
Interest portion of rental expense	7.4	7.3	7.5	4.9	3.6
Fixed charges	$52.3	$47.0	$37.1	$25.4	$20.5

Ratio of earnings (loss) to fixed charges	(9.2)	11.5	5.7	5.7	6.2